                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             WMX TECHNOLOGIES, INC.
                                (Name of Issuer)


                           Common Stock, $1 par value
                         (Title of Class of Securities)


                                   92929Q107
                                 (CUSIP Number)

                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                            New York, New York 10022
                                 (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 1, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


----------------

* Initial filing with respect to Soros Fund Management LLC. A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for Schedule 13D.

SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  George Soros (in the capacity described herein)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[x]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                  7.      SOLE VOTING POWER
                          0

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              22,600,500
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  2,854,900
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          19,745,600

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            22,600,500

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                     [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            4.66%

          14.     TYPE OF REPORTING PERSON*
                           IA; IN

SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SOROS FUND MANAGEMENT LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   a[x]
                                                                   b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                  7.      SOLE VOTING POWER
                          0

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              19,745,600
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  19,745,600
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            19,745,600

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                    [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            4.07%

          14.     TYPE OF REPORTING PERSON*
                            00; IA

SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Quantum Industrial Partners LDC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[x]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

                  7.      SOLE VOTING POWER
                          0

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              1,288,600
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  1,288,600
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,288,600

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.27%

          14.     TYPE OF REPORTING PERSON*
                            OO; IV

SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  QIH Management Investor, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[x]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                  7.      SOLE VOTING POWER
                          0

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              1,288,600
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  1,288,600
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,288,600

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                      [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.27%

          14.     TYPE OF REPORTING PERSON*
                            IA; PN

SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  QIH Management, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[x]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                  7.      SOLE VOTING POWER
                          0

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              1,288,600
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  1,288,600
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,288,600

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                      [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.27%

          14.     TYPE OF REPORTING PERSON*
                            CO

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stanley F. Druckenmiller (in the capacity described herein)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[x]
                                                                        b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                  7.      SOLE VOTING POWER
                          0

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              22,370,700
  OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  2,625,100
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          19,745,600

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            22,370,700

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                      [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            4.61%

          14.     TYPE OF REPORTING PERSON*
                            IA

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Duquesne Capital Management, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[x]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania

                  7.      SOLE VOTING POWER
                          0

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              2,625,100
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  2,625,100
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            2,625,100

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.54%

          14.     TYPE OF REPORTING PERSON*
                            IA; OO

Introductory Note

                  This Amendment No. 2 to Schedule 13D is being filed by the Reporting Persons (as defined below) solely to report a restructuring of Soros Fund Management, a sole proprietorship ("SFM") and certain related matters, effective January 1, 1997, pursuant to which Soros Fund Management LLC, a newly formed Delaware limited liability company ("SFM LLC"), succeeded to the business previously conducted by SFM, as described more fully below. There has been no change in the number of Shares (as defined below) held by the Reporting Persons, or the percentage of outstanding Shares represented thereby, since the date of the Statement (as defined below).

Item 1. Security and Issuer

                  This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $1 par value per share (the "Common Stock"), of WMX Technologies, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 2 amends the initial statement on Schedule 13D of certain of the Reporting Persons (as defined herein) dated May 23, 1996, as amended by Amendment No. 1 dated December 11, 1996 (collectively, the "Statement"). The principal executive offices of the Issuer are located at 3003 Butterfield Road, Oak Brook, Illinois 60521. This Amendment No. 2 is being filed by the Reporting Persons (1) to report an agreement between one of the Reporting Persons and Soros Fund Management LLC, a newly formed Delaware limited liability company ("SFM LLC"), pursuant to which SFM LLC has been granted investment discretion over shares of Common Stock held for the account of Quantum Industrial Partners

LDC ("Quantum Industrial"), and (2) to report the transfer from SFM to SFM LLC of the investment advisory contracts between (A) SFM and Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"), whose principal operating subsidiary is Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), and (B) SFM and Quota Fund N.V., a Netherlands Antilles company ("Quota Fund"). SFM was granted investment discretion over portfolio investments, including shares of Common Stock, held for the accounts of Quantum Partners and Quota Fund pursuant to these investment advisory contracts. There has been no change in the number of Shares held by the Reporting Persons since the date of the Statement. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Statement. The Statement is supplementally amended as set forth herein.

Item 2. Identity and Background

                  This statement is being filed on behalf of (1) SFM LLC, (2) Mr. George Soros ("Mr. Soros"), (3) Quantum Industrial, (4) QIH Management Investor, L.P. ("QIHMI"), (5) QIH Management, Inc. ("QIH Management"), (6) Mr. Stanley Druckenmiller ("Mr. Druckenmiller") and (7) Duquesne Capital Management, L.L.C. ("Duquesne LLC"). SFM LLC, Mr. Soros, Quantum Industrial, QIHMI, QIH Management, Mr. Druckenmiller and Duquesne LLC are sometimes collectively referred to herein as the "Reporting Persons."

                  Mr. Soros is filing in his capacity as (a) the Chairman of SFM LLC, (b) an individual investor and (c) a general partner of Lupa Family Partners ("Lupa"). Mr. Druckenmiller is filing in his capacity as the sole managing member of Duquesne LLC and as Lead Portfolio Manager of SFM LLC. This statement on Schedule 13D relates to shares of Common Stock held for the accounts of each of the following:

                  (i)               Quantum Partners;
                  (ii)              Quota Fund;
                  (iii)             Quantum Industrial;
                  (iv)              Mr. Soros, individually;
                  (v)               Lupa; and
                  (vi) certain investment advisory clients over which Duquesne LLC has investment discretion (the "Duquesne Clients").
                  SFM LLC

                  Effective as of January 1, 1997, SFM, a sole proprietorship of which Mr. Soros is the sole proprietor, transferred its investment advisory contracts with Quantum Fund and Quota Fund to SFM LLC as part of a restructuring of the business of SFM, which will now be conducted through SFM LLC. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund, Quantum Partners and Quota Fund. Each of Quantum Fund, Quantum Partners and Quota Fund has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with SFM Clients generally provide that SFM LLC is responsible for designing and implementing the

SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

                  In connection with the restructuring of the business of SFM, which will now be conducted through SFM LLC, Mr. Soros also has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment to SFM LLC of the general partnership interest in QIHMI (the "QIP Contract").

                  The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients and Quantum Industrial. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients and

                  Quantum Industrial. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this
Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

                  Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, (the "Exchange Act"), each of SFM LLC, Mr. Soros (in his capacity as Chairman of SFM LLC) and Mr. Druckenmiller (in his capacity as Lead Portfolio Manager of SFM LLC) may be deemed a beneficial owner of securities, including shares of Common Stock, held for the accounts of Quantum Partners, Quota Fund and Quantum Industrial as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such securities.

                  Mr. Soros

                  The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                  Lupa is a New York limited partnership which is primarily engaged in securities investment. In his capacity as a general partner of Lupa, Mr. Soros exercises voting and dispositive power with respect to securities held for the account of Lupa. The other general partner of Lupa is Mr. Paul Soros, Mr. Soros' brother, who does not normally exercise dispositive or voting power over the investments held by Lupa. Paul Soros is a United States citizen who is the founder and former president of

Soros Associates, an international engineering firm. Paul Soros has his principal office at 888 Seventh Avenue, 32nd Floor, New York, New York 10106. Pursuant to regulations promulgated under Section 13(d) of the Exchange Act, by reason of his position as one of two general partners of Lupa, Mr. George Soros may be deemed the beneficial owner of securities, including the Common Stock, for the account of Lupa.

                  Mr. George Soros expressly disclaims beneficial ownership of any shares of Common Stock not directly held for the accounts of Quantum Partners, Quota Fund, Quantum Industrial, himself or Lupa.

                  Quantum Industrial, QIHMI and QIH Management

                  Quantum Industrial is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Willemstad Curacao, Netherlands Antilles. Quantum Industrial is a private investment fund which is engaged in a variety of direct and indirect investments. Current information concerning the identity and background of the directors and officers of Quantum Industrial is set forth on Annex C hereto, which is incorporated by reference in response to this Item 2.

                  QIHMI, a Delaware limited partnership, is vested with investment discretion with respect to the portfolio assets held for the account of Quantum Industrial pursuant to the articles of association of Quantum Industrial. The principal business of QIHMI is to provide management and advisory services to and to invest in, Quantum Industrial.

QIH Management, a Delaware corporation of which Mr. Soros is the sole stockholder, is the sole general partner of QIHMI. The sole purpose of QIH Management is to serve as the sole general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Pursuant to regulations promulgated under Section 13(d) of the Exchange Act, Quantum Industrial, QIHMI, by reason of its investment discretion over the securities owned by Quantum Industrial, QIH Management, as the sole general partner of QIHMI, SFM LLC, pursuant to the terms of the QIP Contract, Mr. Soros, in his capacity as Chairman of SFM LLC and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of securities, including shares of Common Stock, held for the account of Quantum Industrial. Quantum Industrial, QIHMI, QIH Management and QIP each expressly disclaims beneficial ownership of any shares of Common Stock not directly held for the account of Quantum Industrial.

                  Mr. Druckenmiller and Duquesne LLC

                  The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

                  Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm which is engaged in a variety of direct and indirect investments. Duquesne LLC, which is a Pennsylvania limited liability company, has its principal offices at 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591. Its principal business is to serve, pursuant to contract, as a discretionary investment advisor to a limited number of institutional clients, including the Duquesne Clients.

                  Pursuant to regulations promulgated under Section 13(d) of the Exchange Act, by reason of his ownership interest in and position with Duquesne LLC, Mr. Druckenmiller may be deemed to be the beneficial owner of all the securities, including shares of Common Stock, held for the accounts of the Duquesne Clients. Mr. Druckenmiller expressly disclaims beneficial ownership of any shares of Common Stock not directly held for the accounts of Quantum Partners, Quota Fund, Quantum Industrial or the Duquesne Clients. Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of its investment discretion over the accounts it manages for the Duquesne Clients, Duquesne LLC may be deemed to be the beneficial owner of all such Common Stock held for the accounts of the Duquesne Clients. Duquesne LLC expressly disclaims beneficial ownership of any shares of Common Stock not directly held for the accounts of the Duquesne Clients.

                  During the past five years, none of the Reporting Persons, Quantum Partners, Quota Fund, Lupa, and to the knowledge of the Reporting Persons, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which such person has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

                  (a)(i) On the date of this Amendment No. 2, the aggregate number of shares of Common Stock of which Mr. Soros may be deemed a beneficial owner is 22,600,500 (approximately 4.66% of the Common Stock outstanding). This number includes (A) 17,957,000 shares of Common Stock held for the account of Quantum Partners, (B) 500,000 shares of Common Stock held for the account of Quota Fund, (C) 1,288,600 held for the account of Quantum Industrial, (D) 1,427,450 shares of Common Stock held for Mr. Soros' personal account and (E) 1,427,450 shares of Common Stock held for the account of Lupa.

                  (ii) On the date of this Amendment No. 2, the aggregate number of shares of Common Stock of which SFM LLC may be deemed a beneficial owner is 19,745,600 (approximately 4.07% of the Common Stock outstanding). This number includes (A) 17,957,000 shares of Common Stock had for the account of Quantum Partners, (B) 500,000 shares of Common Stock held for the account of Quota Fund and (C) 1,288,600 shares held for the account of Quantum Industrial.

                  (iii) On the date of this Amendment No. 2, the aggregate number of shares of Common Stock of which each of Quantum Industrial, QIHMI and QIH Management may be deemed a beneficial owner is 1,288,600 (approximately 0.27% of the Common Stock outstanding).

                  (iv) On the date of this Amendment No. 2, the aggregate number of shares of Common Stock of which Mr. Druckenmiller may be deemed a beneficial owner is 22,370,700 (approximately 4.61% of the Common Stock outstanding). This number includes (A) 17,957,000 shares of Common Stock held for the account of Quantum Partners, (B) 500,000 shares of Common Stock held for the account of Quota Fund, and (C) 1,288,600 shares held for the account of Quantum Industrial and (D) 2,625,100 shares held for the accounts of Duquesne LLC Clients.

                  (v) On the date of this Amendment No. 2, the aggregate number of shares of Common Stock of which Duquesne LLC may be deemed a beneficial owner is 2,625,100 (approximately 0.54% of the Common Stock outstanding).

                  (b)(i) Pursuant to the terms of the contract between Quantum Partners and SFM LLC, and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC and the Voting Agreement (as defined in the Statement), (A) each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting of the 17,957,000 shares of Common Stock held by Quantum Partners, and (B) SFM LLC may deemed to have the sole power, and Mr. Soros and Mr. Druckenmiller may be deemed to have shared power, to direct the disposition of such shares of Common Stock.

                  (ii) Pursuant to the terms of the contract between Quota Fund and SFM LLC, and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC and the Voting Agreement, (A) each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and (B) SFM LLC may be deemed to have the sole power, and Mr. Soros and Mr. Druckenmiller may be deemed to have shared power, to direct the disposition of the 500,000 shares of Common Stock held by Quota Fund.

                  (iii) Pursuant to the terms of the Voting Agreement, each of SFM LLC (by virtue of the QIP Contract), Mr. Soros (as a result of his position with SFM LLC), Mr. Druckenmiller (as a result of his position with SFM LLC), Quantum Industrial, QIHMI and QIH Management, may be deemed to have the shared power to direct the voting and each of SFM LLC, Quantum Industrial, QIHMI and QIH Management may be deemed to have sole power to direct the disposition of the 1,288,600 shares of Common Stock held for the account of Quantum Industrial. Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the disposition of such shares of Common Stock held for the account of Quantum Industrial.

                  (iv) Pursuant to the terms of the Voting Agreement, Mr. Soros has shared power to direct the voting and sole power to direct the disposition of the 1,427,450 shares of Common Stock that he holds for his personal account.

                  (v) By virtue of his position as a general partner of Lupa, and by virtue of the fact that Mr. Paul Soros does not generally excercise voting or dispositive power with respect to securities held for the account of Lupa, and pursuant to the terms of the Voting Agreement, Mr. Soros may be deemed to have shared power to direct the voting and sole power to direct the disposition of the 1,427,450 shares of Common Stock held by Lupa.

                  (vi) By virtue of his ownership interest in, and position as the sole managing member of Duquesne LLC, and pursuant to the Voting Agreement, Mr. Druckenmiller may be deemed to have shared power to direct the voting and sole power to direct the disposition of the 2,625,100 shares of Common Stock held by the Duquesne Clients.

                  (vii) Pursuant to the terms of investment advisory contracts between each of the Duquesne Clients and Duquesne LLC and the Voting Agreement, Duquesne LLC may be deemed to have shared power to direct the voting and sole power to direct the disposition of the 2,625,100 shares of Common Stock held by the Duquesne Clients.

                  The percentages used herein are calculated based upon the 485,121,646 shares of Common Stock stated to be issued and outstanding at October 31, 1996, as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

                  (c) There have been no transactions with respect to the Common Stock by any of the Reporting Persons during the 60-day period ending on January 3, 1997.

                  (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock, except that the respective shareholders, or partners as relevant, of Quantum Partners, Quota Fund, Quantum Industrial, Lupa and the Duquesne Clients have the right to participate in the receipt of dividends from or proceeds for the sale of, the shares of Common Stock held for their respective accounts in accordance with their ownership or partnership interests therein.

                  (e)      Not applicable.

Item 7.  Material to be Filed as Exhibits

         A. Power of Attorney dated as of January 1, 1997 granted by Mr. George Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

         B. Power of Attorney dated May 23, 1996 granted by Quantum Industrial in favor of Sean C. Warren.

         D. Joint Filing Agreement dated as of January 1, 1997 pursuant to Rule 13d-f(1) among Mr. Soros, SFM LLC, Quantum Industrial, QIHMI, QIH Management, Mr. Druckenmiller and Duquesne LLC.

         E. Voting Agreement dated May 23, 1996 between Mr. Soros and Duquesne LLC.

         F. Power of Attorney, dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 1, 1997.                                SOROS FUND MANAGEMENT LLC

                                                By:/s/ Sean C. Warren
                                                Name:  Sean C. Warren
                                                Title:  Managing Director


                                                GEORGE SOROS


                                                By:/s/ Sean C. Warren
                                                Name:  Sean C. Warren
                                                Title: Attorney-in-Fact


                                                QUANTUM INDUSTRIAL PARTNERS LDC

                                                By:/s/ Sean C. Warren
                                                Name:  Sean C. Warren
                                                Title: Attorney-in-Fact


                                                QIH MANAGEMENT INVESTOR, L.P.

                                                By:  QIH Management, Inc.,
                                                     General partner


                                                By:/s/ Sean C. Warren
                                                Name:  Sean C. Warren
                                                Title: Vice President


                                                QIH MANAGEMENT, INC.

                                                By:/s/ Sean C. Warren
                                                Name:  Sean C. Warren
                                                Title: Vice President

                                           STANLEY F. DRUCKENMILLER

                                              /s/ Sean C. Warren
                                           Name:  Sean C. Warren
                                           Title: Attorney-in-Fact





                                           DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                           By:/s/ Michael A. Shay
                                           Name:  Michael A. Shay
                                           Title: Vice President

                                     ANNEX A


                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:

         Scott K. H. Bessent
         Walter Burlock
         Jeffrey L. Feinberg
         Arminio Fraga
         Gary Gladstein
         Robert K. Jermain
         David N. Kowitz
         Alexander C. McAree
         Paul McNulty
         Gabriel S. Nechamkin
         Steven Okin
         Dale Precoda
         Lief D. Rosenblatt
         Mark D. Sonnino
         Filiberto H. Verticelli
         Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                                     ANNEX C

            DIRECTORS AND OFFICERS OF QUANTUM INDUSTRIAL PARTNERS LDC


Name/Title/Citizenship                   Principal Occupation                    Business Address
-----------------------                  --------------------                    ----------------

Curacao Corporation Company N.V.         Managing Director of Netherlands        Kaya Flamboyan 9 Curacao,
  Managing Director                      Antilles corporations                   Willemstad Netherlands Antilles
  (Netherlands Antilles)

Inter Caribbean Services Limited         Administrative Services                 Citco Building
  Secretary                                                                      Wickhams Cay
  (British Virgin Islands)                                                       Road Town
                                                                                 Tortola
                                                                                 British Virgin Islands



                                  EXHIBIT INDEX



          A.     Power of Attorney, dated as of
                 January 1, 1997, granted by Mr.
                 George Soros in favor of Mr.
                 Sean C.  Warren and Mr.  Michael
                 C. Neus

          D.     Joint Filing Agreement, dated
                 January 1, 1997, by and among
                 Quantum Industrial Partners LDC,
                 QIH Management Investor, L.P.,
                 QIH Management, Inc., Soros Fund
                 Management, LLC, Mr.  George
                 Soros, Mr.  Stanley F.
                 Druckenmiller and Duquesne
                 Capital Management, L.L.C

          F.     Power of Attorney, dated as of
                 January 1, 1997, granted by Mr.
                 Stanley F.  Druckenmiller in
                 favor of Mr.  Sean C.  Warren
                 and Mr.  Michael C. Neus